UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November 2025

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of relevant information dated November 18, 2025

Item 1

RELEVANT INFORMATION

Bogotá, November 18, 2025. Grupo Aval Acciones y Valores S.A. (the “Company”) informs that the Extraordinary Shareholders’ Meeting (the “Meeting”) held today adopted the following decisions:

1.	The appointment of Juan Vicente Fernández Barroso and Camilo Reyes Arango as delegates to approve the minutes of the Meeting (approved with 100% of the votes).

2.	Regarding the consideration and decision on the potential sale of 99.56906% of the shares of Multi Financial Group, Inc. (“MFG”), owned by Multi Financial Holding, Inc. (“MFH”), a subsidiary of Banco de Bogotá S.A., to BAC International Corporation (“BIC”), a subsidiary of BAC Holding International Corp. (“BHI”), and the corresponding voting instruction of the Company at the general shareholders’ meeting of Banco de Bogotá S.A., the shareholders decided to approve the transaction from the perspective of the Aval Financial Conglomerate’s Conflict of Interest Policy and instructed the Company to vote in favor at the extraordinary Banco de Bogotá shareholders’ meeting in which the transaction will be considered (approved with 100% of the votes).

3.	Regarding the consideration and decision on the potential conflicts of interest of four Directors of Grupo Aval in relation to the potential sale of 99.56906% of the shares of MFG to BIC, the shareholders decided: (i) To release Mr. Fabio Castellanos Ordóñez from such potential conflict and authorize him to participate in the deliberations and decisions related to the referenced transaction (approved with 100% of the votes) and (ii) Not release Directors Messrs. Luis Carlos Sarmiento Gutierrez, Mauricio Cardenas Müller and Alvaro Velasquez Cock from the potential conflicts (denied with 99.99% of the votes).

The shareholders granted a general authorization to Grupo Aval’s management, pursuant to paragraph three of Section 2.2.2.3.4 of Colombian Decree 1074 of 2015, as amended by Colombian Decree 46 of 2024, to participate in the deliberation, approval, and/or execution of periodic transactions in the ordinary course of business between Grupo Aval and entities belonging or related to the financial conglomerate, as well as entities comprising the Sarmiento Angulo Business Group from the date of the approval until the ordinary General Shareholders’ Meeting to be held in 2026 (approved with 100% of the votes).

All processes and authorizations required to conduct the General Shareholders’ Meeting were satisfactorily completed. The General Shareholders’ Meeting had full capacity to deliberate and decide on the matters included in the agenda submitted for its consideration.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2025

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel